SO
9-10-02



02007914

SECURITI[ES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-45531


SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2002
WASH., D.C. 180 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ATLANTIC FINANCIAL SERVICES OF MAINE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
45 EXCHANGE STREET
(No. and Street)

PORTLAND	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KAREN C. LOWELL (207) 775-2354
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BAKER NEWMAN & NOYES, LLC
(Name — *if individual, state last, first, middle name*)

100 MIDDLE STREET	PORTLAND	ME	04101
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KAREN C. LOWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC FINANCIAL SERVICES OF MAINE, INC., as of JUNE 30, 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A



Signature

PRESIDENT

Title

PHYLLIS P. HEWITT
Notary Public, Maine
My Commission Expires July 13, 2008



This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic Financial Services of Maine, Inc.

(A Subsidiary of Ram Trust Services, Inc.)

Audited Financial Statements

Years Ended June 30, 2002 and 2001
With Independent Auditors' Report



BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY



BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Stockholder
Atlantic Financial Services of Maine, Inc.

We have audited the accompanying statements of financial condition of Atlantic Financial Services of Maine, Inc., a subsidiary of Ram Trust Services, Inc., as of June 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 3, the Company derives a substantial portion of its revenues and other financial support from, and has material transactions with, related parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Financial Services of Maine, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information (Schedules I, II and III) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Newman & Noyes

Limited Liability Company

Portland, Maine
July 26, 2002

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

STATEMENTS OF FINANCIAL CONDITION

June 30, 2002 and 2001

ASSETS

	2002	2001
Cash	$36,303	$10,137
Commissions receivable	7,226	12,260
Accounts receivable – related party (note 3)	1,051	17,253
Prepaid expenses	1,553	630
	$46,133	$40,280

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities:		
Accounts payable (note 3)	$ 5,384	$ 3,703
Income taxes payable to parent company	4,172	–
Total liabilities	9,556	3,703
Stockholder's equity (note 2):		
Common stock, $.01 par value; authorized 10,000 shares, issued 100 shares	1	1
Additional paid-in capital	36,576	36,576
Retained earnings	–	–
Total stockholder's equity	36,577	36,577
	$46,133	$40,280

See accompanying notes.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

STATEMENTS OF INCOME

For the Years Ended June 30, 2002 and 2001

	2002	2001
Revenues:		
Commission revenue (note 3)	$163,081	$198,910
Other income (note 3)	506	16,674
Management fee income	5,625	–
Total revenues	169,212	215,584
Expenses (note 3):		
Salaries, wages and commissions	67,329	92,373
Payroll taxes and benefits	14,463	24,662
Professional fees	5,275	5,907
NASD fees	1,429	629
Clearing broker charges	10,199	12,350
Other expenses	14,582	15,604
Education/training	641	1,702
Travel	91	479
Total expenses	114,009	153,706
Income before income taxes	55,203	61,878
Income tax expense	11,253	13,181
Net income	$ 43,950	$ 48,697

See accompanying notes.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended June 30, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at June 30, 2000	$ 1	$36,576	$ –
Net income	–	–	48,697
Dividends paid to parent company ($487 per share)	–	–	(48,697)
Balances at June 30, 2001	1	36,576	–
Net income	–	–	43,950
Dividends paid to parent company ($440 per share)	–	–	(43,950)
Balances at June 30, 2002	$ 1	$36,576	$ –

See accompanying notes.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 43,950	$ 48,697
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	5,034	22,457
Accounts receivable – related party	16,202	(11,453)
Prepaid expenses	(923)	(92)
Accounts payable	1,681	(40,933)
Income taxes payable to parent company	4,172	(13,050)
Net cash provided by operating activities	70,116	5,626
Cash flows from financing activities:		
Dividends paid	(43,950)	(48,697)
Net cash used by financing activities	(43,950)	(48,697)
Net increase (decrease) in cash	26,166	(43,071)
Cash at beginning of year	10,137	53,208
Cash at end of year	$ 36,303	$ 10,137
Supplemental disclosure:		
Income taxes paid to parent company	$ 7,081	$ 26,231

See accompanying notes.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 and 2001

1. Summary of Significant Accounting Policies

Nature of Business

Atlantic Financial Services of Maine, Inc. (AFS), a wholly-owned subsidiary of Ram Trust Services, Inc., was incorporated to engage in the business of performing securities transactions as a nonclearing broker. The Company's office is located in Portland, Maine. The Company's customers consist primarily of its parent's investment management clients. See note 3 for information regarding transactions with affiliates.

The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 with the National Association of Securities Dealers, Inc. (NASD), and is a member of SIPC (Securities Investors Protection Corporation).

The Company introduces customers to independent clearing brokers on a fully-disclosed basis. Customer accounts are held and maintained by the clearing brokers. Only one clearing broker was used in 2002 and 2001.

Income Taxes

The parent company, Ram Trust Services, Inc., files a consolidated tax return which includes Atlantic Financial Services of Maine, Inc. Accordingly, income taxes are charged to the subsidiary by applying statutory rates to its pre-tax income as if it were a stand-alone taxpayer.

Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from such estimates.

Advertising

The Company expenses the costs of advertising as incurred. Such expenses paid directly by the Company totaled $0 and $225 in 2002 and 2001, respectively.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 and 2001

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of Minimum Net Capital of $5,000 and a ratio of Aggregate Indebtedness to Net Capital, as defined, not to exceed 15 to 1. At June 30, 2002, the Company's ratio of Aggregate Indebtedness to Net Capital was .28 to 1 and its Net Capital, Minimum Net Capital and Excess Net capital were as follows:

Net Capital	$33,973
Minimum Net Capital	5,000
Excess Net Capital	$28,973

3. Related Party Transactions

Due to common ownership and/or control, the Company is related to certain entities and it may enter into economic transactions with such entities that affect its financial condition and operations.

The parent company has periodically provided certain administrative services to the Company. During 2002 and 2001, the Company was charged $93,998 and $130,347, respectively, for such services by the parent, and the costs are reflected in the statements of income. At June 30, 2002, accounts payable includes $2,605 owed to the parent. At June 30, 2002, income taxes payable consists of $4,172 owed to the parent.

At June 30, 2002 and 2001, accounts receivable included $1,051 and $17,137, due from the parent, respectively. At June 30, 2001, $116 was due from another related party.

During the years ended June 30, 2002 and 2001, the Company paid dividends to the parent company totaling $43,950 and $48,697, respectively.

During fiscal 2001, the Company generated $11,093 in commission revenue from customers of another affiliate, there were no such commissions in 2002.

During fiscal 2001, the Company earned fees of $12,930 associated with its placement of securities of Hermes UK Focus Fund, a limited partnership in which a related party is a general partner. The agreement expired during 2001 and there were no such fees in 2002.

ADDITIONAL INFORMATION

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2002

Net Capital:	
Total stockholder's equity:	
Common stock	$ 1
Additional paid-in capital	36,576
Retained earnings	–
Total stockholder's equity qualified for Net Capital	36,577
Deductions:	
Nonallowable assets:	
Accounts receivable – related party	1,051
Prepaid expenses	1,553
Total deductions	2,604
Net Capital	33,973
Minimum Net Capital	5,000
Excess Net Capital	$28,973
Aggregate Indebtedness:	
Accounts payable	$ 5,384
Accrued income taxes	4,172
	$ 9,556
Ratio of Aggregate Indebtedness to Net Capital	.28
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2001):	
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$35,797
Audit adjustments, net	(1,824)
Net Capital per above	$33,973

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

June 30, 2002

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A Subsidiary of Ram Trust Services, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

June 30, 2002

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.



BAKER NEWMAN & NOYES
LIMITED LIABILITY COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

The Stockholder
Atlantic Financial Services of Maine, Inc.

In planning and performing our audit of the financial statements of Atlantic Financial Services of Maine, Inc. (a subsidiary of Ram Trust Services, Inc.) for the year ended June 30, 2002, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Atlantic Financial Services of Maine, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ONE HUNDRED MIDDLE STREET, P.O. BOX 507, PORTLAND, MAINE 04112 • TELEPHONE 207-879-2100 • TELEFAX 207-774-1793 • WWW.BNNCPA.COM
650 ELM STREET, SUITE 302, MANCHESTER, NEW HAMPSHIRE 03101 • TELEPHONE 603-641-6171 • TELEFAX 603-666-0643 • MAIL@BNNCPA.COM

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Limited Liability Company

Portland, Maine
July 26, 2002